# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### October 11, 2017

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933

### Restoration Robotics, Inc.

### File No. 333-220303 - CF#35490

_____

Restoration Robotics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 1, 2017, as amended.

Based on representations by Restoration Robotics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.7 | through September 1, 2027 |
| Exhibit 10.8 | through September 1, 2027 |
| Exhibit 10.9 | through September 1, 2027 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Brent J. Fields
Secretary